SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Telecom Argentina S.A.

Item

1.	Notice of Ordinary and Extraordinary General Meeting of Shareholders and Special Meeting of Class “C” Shareholders	1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, November 16, 2011

Securities and Exchange Commission

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders Meeting and Special Meeting of Class “C” Shareholders summoned for December 15, 2011

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders’ Meeting that was summoned by the Board of Directors of the Company, in its meeting Nº 278 held on November 11, 2011.

We hereby attach:

a)	The Notice of Summons of the Shareholders’ Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS GENERAL MEETING AND SPECIAL MEETING OF CLASS “C” SHAREHOLDERS

Shareholders are hereby summoned to attend an Ordinary and Extraordinary General Meeting of Shareholders and a Special Meeting of Class “C” Shareholders to be held at Avda. Alicia Moreau N° 50, Ground Floor, city of Buenos Aires, on December 15, 2011, at 10:00 a.m. at first call, and at 11:00 a.m. at second call (for those matters related to the Ordinary General Meeting and the Special Meeting of Class “C” Shareholders) in order to consider the following:

AGENDA

1°) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2°) Consideration of the creation of a Global Program (the “Program”) for the issuance and re-issuance of 30-day to 30-year negotiable obligations; not convertible into stock; denominated in pesos, U.S. dollars or any other currency; with a common guarantee; in different classes and/or series which may be reissued upon cancellation; for a maximum aggregate amount outstanding at any time during the term of the Program of up to five hundred million U.S. dollars (US$ 500,000,000) or the equivalent thereof in other currencies. The term of the Program shall be 5 years as from the date of the Resolution of the Comisión Nacional de Valores that authorizes the Program. Determination of the use of proceeds derived from the placement of the negotiable obligations issued and reissued under the Program.

3°) Delegation to the Board of Directors of ample powers to decide on the terms and conditions of the Program which have not been set forth by the Shareholders’ Meeting as well as to determine the dates of issuance and re-issuance of the negotiable obligations under each class or series to be issued thereunder and on all issuance and reissuance conditions, within the maximum amount and the payment terms set forth, including, without limitation, issue date and currency; nominal value; price; interest rate; placement and payment methods and conditions; features of certificates representing the negotiable obligations; specific use of proceeds within the options established by the Shareholders’ Meeting; election of Trustee and placement and paying agents of each class or series; to prepare, negotiate, approve, execute and file all necessary agreements and documents for the implementation of the Program and the classes or series of notes thereunder; to request from the relevant local and foreign entities and markets the public offering and listing authorizations for the Program and the notes to be issued thereunder; and to designate attorneys-in-fact to act in all proceedings related to the decisions approved by the Shareholders’ Meeting with respect to the Program. Authorization to the Board of Directors to sub-delegate to some of its members and/or executive officers the authority delegated by the Shareholders’

Meeting pursuant to the provisions of Chapter II section 1 and Chapter VI section 74 subsection b) of the Rules of the Comisión Nacional de Valores.

4°) Consideration of the delegation of authority to the Board of Directors to convert up to 4,593,274 Class “C” common book-entry shares with a par value of $1 each and one vote per share into the same number of Class “B” common book-entry shares with a par value of $1 each and one vote per share. There will be one or more conversion dates based on the conversion requests submitted by Class “C” Shareholders or the court orders ruling on such conversion. Authorization to the Board of Directors to sub-delegate to some of its members and/or executive officers the powers granted to it by the Shareholders; Meeting and to appoint the individuals authorized to take any steps in relation to the transfer of the public offering and listing authorizations of the shares approved for conversion.

5°) Ratification by the Class “C” Shareholders of the resolutions approved at the General Shareholders´ Meeting concerning item 4 of the Agenda.

THE BOARD OF DIRECTORS.

Note 1: Item 4 of the Agenda shall be considered according to the regulations applicable to extraordinary meetings and item 5 shall be discussed at the Special Meeting of Class “C” Shareholders. The other items shall be treated according to the rules applicable to ordinary meetings of shareholders.

Note 2: To attend the Meeting, shareholders are required to deposit the book-entry share holding certificates issued for such purpose by Caja de Valores S.A., no later than three business days prior to the date of the Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3:00 to 5:00 p.m. The deadline is December 7, 2011, at 5:00 p.m.

Note 3: Directors’ proposals on the relevant issues are available at Telecom Argentina web site: www.telecom.com.ar.

Note 4: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, to participate in the Meeting, shareholders must supply the following information at the time of registration: name and last name or full corporate name; type and number of identity document in the case of individuals or registration particulars in the case of legal entities, indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholders.

Note 5: Those registered to participate at the Meeting, either as custodians or administrators of third-party holdings, are reminded of the need to comply with the requirements of Paragraph II.9 of the CNV Rules in order to qualify to cast divergent votes.

Note 6: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Book of Attendance.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO BE DISCUSSED AT THE SHAREHOLDERS’ MEETING.

The Board of Directors submits to the Shareholders the following proposals on the matters to be considered at the Ordinary and Extraordinary Shareholders’ Meeting and the Special Meeting of Class “C” Shareholders to be held on December 15, 2011:

First item: It is proposed that “the Chairman of the Board of Directors should be delegated the authority to appoint the two shareholders or proxies who shall approve and sign the Minutes of the Meeting”

Second item: It is proposed “the approval by the Shareholders´ Meeting of the creation of a Global Program for the issuance of simple Negotiable Obligations for a maximum aggregate amount outstanding under the Program of up to US$500,000,000.- or the equivalent thereof in other currencies, with all the characteristics specified in the relevant item of the Agenda”

Third item: It is proposed “the approval by the Shareholders´ Meeting of the delegation to the Board of Directors of the powers mentioned in Item 3 of the Agenda with respect to the Global Program for the issuance of Negotiable Obligations considered in Item 2 and granting to the Board of Directors the authority to sub-delegate such powers”.

Fourth item: It is proposed “the approval by the Shareholders´ Meeting of the delegation of authority to the Board of Directors to convert up to 4,593,274 Class “C” common book-entry shares with a par value of $1 each and one vote per share into the same number of Class “B” common book-entry shares with a par value of $1 each and one vote per share, authorizing the Board of Directors to sub-delegate such authority to some of its members and/or executive officers”.

Fifth item: It is proposed that “the Holders of Class “C” shares ratify the decision approved by the Extraordinary General Shareholders´ Meeting with regard to Item 4 of the Agenda”.

Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 17, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors